Focus Provides Update on Bayovar12 Phosphate Project, Peru and Announces Proposed Private Placement

March 22, 2016; Vancouver, Canada: Focus Ventures Ltd. (TSXV:FCV, “Focus” or the “Company”) is pleased to update shareholders on progress on its Bayovar 12 Phosphate project, located in the Sechura desert of northern Peru, and a proposed private placement.

Mine Optimization Study

In January 2016, Focus reported the results of an Independent NI 43-101 Prefeasibility Study (“PFS”) (see news release dated January 5, 2016). The Company subsequently engaged a third-party mining consultancy (Independent Mining Consultants of Tucson, Arizona; “IMC”) to undertake an independent review of the PFS mine plan and production schedule.

IMC are reviewing the staged development of the open pit to achieve full capacity by the end of the second year, which would allow the construction of a single larger processing plant making both 24% and 28% P2O5 products from Year 2.

The study will also review in-pit / ex-pit waste storage with the aim of minimizing haulage distances, reducing mine opex and improving the general project economics in the PFS.

David Cass, the President of Focus, said: “We are optimistic that the current review will lead to an improved mine model for the Bayovar 12 project. As in most strip mining operations, the economic model is sensitive to haulage of waste so any reductions in the movement of waste rock should positively impact the operating expenditures feeding in to the cash flow model.”

Marketing and Private Placement

Focus’ management has attended a number of agri-business and mining conferences since the start of 2016 with the aim of finding off-take partners or potential strategic investors for the project. Despite the tough market conditions for miners, the Company is pleased to report that conversations have been encouraging, and a number of groups have expressed interest in purchasing phosphate rock and/or partnering with Focus in development of the project. (The reader is cautioned that there is no guarantee that these discussions will result in off-takes or investments). There is broad industry recognition of the high quality of Bayovar phosphate rock and its value as a direct application fertilizer.

Discussions are also underway with several financial institutions regarding the possible raising of funds to complete a proposed bulk sampling program and feasibility study, and to repay the Sprott bridge loan that Focus arranged in 2015 (see news release dated March 10, 2015). In the meantime, in order to stay within the covenants of the Sprott loan, Focus is proposing to complete a small, non-brokered private placement of up to 3.85 million units at $0.065 each for proceeds of up to $250,250. Each unit will consist of one common share and one warrant which will entitle the holder to purchase one additional common share of the Company for one year from closing at $0.065 per share. No finders fees will be payable.  The placement is subject to stock exchange approval.

Qualified Person

The technical information presented in this press release was reviewed by David Cass, Focus’s President, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101. The information presented is regarded as a representative and accurate summary of the information presented.

About Focus

Focus is developing the Bayovar 12 phosphate deposit located 40 km from the coast in the Sechura District of northern Peru.  Bayovar 12 hosts a large resource of highly-reactive sedimentary phosphate rock - a key raw material input for fertilizers and vital to world food production.  Reactive phosphate rock from Sechura is a natural, slow-release source of phosphorus that can be applied directly to crops.  Focus aims to supply direct application phosphate rock to the nearby agricultural regions of South and Central America, the fastest growing fertilizer market in the world.

For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

Simon Ridgway, Chief Executive Officer

Symbol: TSXV-FCV

Shares Issued: 116.6-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s Bayovar 12 project, the Company’s plans to complete the private placement, and how the financing proceeds will be allocated.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors relate to, among other things, information regarding the Company’s plans for the Bayovar 12 project; completing the private placement on the terms stated; the expenditure of the financing proceeds as planned; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals for the Bayovar 12 project will be achieved; that the Company will obtain all necessary approvals to, and complete, the private placement on the terms stated; that the Company will spend the financing proceeds as planed; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.